 `
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

EMPIRE STATE BUILDING ASSOCIATES L.L.C.
(Name of Subject Company)

MPF FLAGSHIP FUND 14, LLC, MPF FLAGSHIP FUND 13, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF BLUE RIDGE FUND I, LLC, MPF BADGER ACQUISITION CO. II, LLC, MPF SENIOR NOTE PROGRAM II, LP, MACKENZIE CAMAC, LP,  COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
$10,000 ORIGINAL PARTICIPATION UNITS OF LLC MEMBER INTERESTS
 (Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$5,625,000	$767.25

*	For purposes of calculating the filing fee only. Assumes the purchase of 25 Units at a purchase price equal to $225,000 per Unit in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 14, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Blue Ridge Fund I, LLC, MPF Badger Acquisition Co. II, LLC, MPF Senior Note Program II, LP, MacKenzie CAMAC, LP,  Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 25 $10,000 Participation Units of LLC Member Interests (the “Units”)  in Empire State Building Associates L.L.C. (the “Company”), the subject company, at a purchase price equal to $225,000 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated July 2, 2013 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any distributions made or declared after August 9, 2013, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Unit holders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Unit holders with respect to the transferred Units, regardless of when the claims asserted and such action accrued.

The Company had 2,889 holders of record owning an aggregate of 3,300 Units as of December 31, 2012, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2012.  The Purchasers and their affiliates currently beneficially own 24.09 Units, or 0.73% of the outstanding Units.  The 25 Units subject to the Offer constitute 0.76% of the outstanding Units.  Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $5,625,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Company’s principal executive offices is One Grand Central Place, 60 East 42nd Street, New York, New York 10165, and its phone number is (212) 687-8700.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated July 2, 2013

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Unit holders dated July 2, 2013

(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           July 2, 2013

MPF Flagship Fund 14, LLC, MPF Flagship Fund 13, LLC, MPF DeWaay Premier Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Blue Ridge Fund I, LLC, MPF Badger Acquisition Co. II, LLC, MPF Senior Note Program II, LP, MacKenzie Camac, LP, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President